02 AUG 27 AM 8:03

BEST WATER TECHNOLOGY

www.bwt.at

BWT-Aktiengesellschaft
A-5310 Mondsee, Walter-Simmer-Straße 4
Telefon +43/6232/5011-0, Telefax +43/6232/4058
E-Mail: office@bwt.at

A-5280 Braunau, Peter-Rosegger-Weg 12
A-8501 Lieboch/Graz, Turmplatz 1
A-1230 Wien, Baslergasse 17
A-6020 Innsbruck, Mitterweg 25

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20548
U.S.A.

Rule 12g3-2(b) File No. ~~82-5222~~ 82-5221

SUPPL

Ort, Datum:

Mondsee, August 19th 2002

BWT AG 82-5221
Rule 12g3-2(b) File No. ~~82-5222~~

02049509

PROCESSED
AUG 30 2002
THOMSON FINANCIAL

The enclosed press releases are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of BWT AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours sincerely,

Sigrid Haslinger

dlw 8/27

Enclosure

Bankverbindungen:
Creditanstalt, Konto-Nr. 0295-33346-00 BLZ 11950
Bank Austria, Konto-Nr. 438 083 008, BLZ 20151
Oberbank, Konto-Nr. 201-0078/53, BLZ 15040

FN 96162 s, Landesgericht Wels
DVR: 0687421
ARA-Lizenz-Nr: 1136

Vorstandsvorsitzender: Andreas Weissenbacher
Vorstand: Gerhard Speigner
Vorstand: Massimo Grassi
Vorstand: Karl Michael Millauer

14 August 2002

Press Release

Order book reaches new High

BWT: Significant turnover and earnings growth during the 1st half of 2002

Mondsee, 14 August: The BWT – Best Water Technology – Group of companies, Europe's market leader in water treatment, remains successful even in currently difficult international economic conditions: during the first half year of 2002, the Group was able to significantly increase turnover (+8.0%) as well as earnings (+14.5%) compared with the previous year. The number of employees declined slightly by 68 to 2,460 currently.

During the first six months, the consolidated BWT Group turnover increased by +8.0% to €217.6 million. Sales of the individual business areas developed as follows (in € million, net of intra-group transactions):

Business area	1st Half 2002	1st Half 2001	+/- %
Aqua Ecolife Technologies (AET)	127.2	115.8	+9.8%
Aqua Systems Technologies (AST)	89.9	85.0	+5.8%
Fuel Cell Membrane Technologies (FCMT)	0.5	0.7	-28.6%
Total	**217.6**	**201.5**	**+8.0%**

The Christ Group, in which BWT AG holds 100% of the shares following last year's public takeover offer, was able to fulfill sales expectations and generated turnover of €50 million. Christ AG was able to obtain important orders which were completed rapidly, notwithstanding the current market which is characterised by clients' postponement of investments. For a continued positive development of this business area, a revival of investment activity in the semiconductor industry is decisive and expected for the fourth quarter of 2002 at the latest.

The order book of BWT Group represents a further improvement. Because of a large order amounting to €44.9 million for the expansion of the waste water treatment plant of the town of Laibach (Slovenia), the order book as of 30. 6. 2002 increased to €153.8 million, an increase of +30.3% compared with the previous year representing a new high in the history of the BWT Group.

Press Release

EBIT (*earnings from operating activities*) increased year-on-year by +6.3% to €15.5 million. Earnings before taxes, at €13.5 million, represented a 7.8% increase compared to the previous year. Group earnings (after minorities) increased by +14.5% to €9.2 million with earnings per share growing by +5.9% to €0.52. Cash flow from result rose by +10.5% to €16.6 million during the 1st half of the year. The equity ratio increased and now amounts to 30.1% compared with 28.7% in June 2001. Investments in fixed assets at BWT Group amounted to €3.1 million during the first half of 2002 (this represents a decrease of €1.5 million compared with the previous year).

Outlook: BWT Group expects the economic conditions to stabilise during the remainder of the current business year and as a result of this, an increase in industrial investment activities, in particular in the semiconductor industry which is particularly important for the Christ Group. With this background, and based on the good order book, BWT Group expects continued a dynamic development of turnover and earnings.

For further information, please contact:

BWT Aktiengesellschaft
Walter-Simmer-Straße 4
A-5310-Mondsee
Tel.: +43 6232 5011-1110
Fax: +43 6232 5011 1109
Email: office@bwt.at

Shareholder-information

For the first Half Year of 2002

Turnover: [illegible] above the previous year

Earnings:

[illegible] above the previous year

[illegible] above the

[illegible]



www.bwt-group.com

BWT

BEST WATER TECHNOLOGY

BWT with significant sales and earnings growth during the 1st half year

BWT – Best Water Technology – Group of Companies, Europe's market leader in water treatment, was able to increase significantly sales and group earnings when compared to the previous year, despite the difficult international market.

Turnover: €217.6 million, +8.0% compared with the previous year

The consolidated group turnover increased by 8.0% from €201.5 million to €217.6 million during the first six months of the year 2002. During the second quarter, turnover in the business area Aqua Systems Technologies increased particularly strongly.

Turnover by business division (in million €)


1st half year
2002
127.2 AET
89.9 AST
0.5 FCMT
115.8 AET
85.0 AST
0.7 FCMT
1st half year
2001
Aqua Ecolife Technologies (AET)
Aqua Systems Technologies (AST)
Fuel Cell Membrane Technologies (FCMT)

Sales of the individual business areas developed as follows (in € million, net of intragroup transactions):

Business area	1st Half 2002	1st Half 2001	± %
Aqua Ecolife Technologies (AET)	127.2	115.8	+9.8 %
Aqua Systems Technologies (AST)	89.9	85.0	+5.8 %
Fuel Cell Membrane Technologies (FCMT)	0.5	0.7	-28.6 %
Total	**217.6**	**201.5**	**+8.0 %**

In the business area AET, turnover in France, Switzerland, Italy and Spain recorded increases, while sales in the Eastern European countries Poland, the Czech Republic and Hungary grew strongly by a total of 47%. In Germany, BWT Deutschland's turnover stagnated.

Growth in the business area AST was generated by Aqua Engineering GmbH which is very successful in municipal drinking and waste water treatment in China and the van der Molen Group, which specialises in food and beverage industries and obtained a substantial order from Russia at the beginning of this year. In contrast, the British Kennicott Limited recorded a drop in turnover with sales falling from €8.3 million to €4.9 million having a substantial negative influence on the Group result and necessitating further structural adjustments.

The CHRIST Group, in which BWT AG holds 100% of the shares following last year's public takeover offer followed by the recently completed "squeeze-out-process", was able to fulfill sales expectations and generated turnover of €50 million. Notwithstanding the currently difficult market characterised by clients' postponement of investments, CHRIST AG was able to obtain important orders which will be completed rapidly. For a continued positive development of this business area and the utilisation of the existing resources, a revival of investment activity in the semiconductor industry is decisive and expected for the fourth quarter of 2002 at the latest.

Order book reaches a new high at €153.8 million

The order book of BWT Group presents itself more strongly than last year. Because of a large order amounting to €44.9 million obtained by Aqua Engineering during April of this year and to be completed over three years for the expansion of the waste water treatment plant of the town of Laibach (Slovenia), the total order book as of 30. 6. 2002 amounted to €153.8 million, +30.3% compared with the previous year (€118.1 million) and thus reached a new high in the history of the BWT Group.

Consolidated group profit and loss account for the 1st half year

in 1000 €	1st half year 2002 AMOUNT	%	1st half year 2001 AMOUNT	%
TURNOVER	217,631.0	100.0	201,541.7	100.0
Cost of materials and change in stock and work in progress	-100,817.2	-46.3	-88,770.5	-44.0
Personnel cost	-61,913.6	-28.4	-58,764.8	-29.2
Depreciation	-6,683.7	-3.1	-6,590.3	-3.3
Other operating expenses/income	-32,734.5	-15.0	-32,846.2	-16.3
EARNINGS FROM OPERATING ACTIVITIES (EBIT)	15,482.0	7.1	14,569.9	7.2
Financial result	-1,935.2	-0.9	-2,003.7	-1.0
PRE-TAX PROFIT	13,546.8	6.2	12,566.2	6.2
Taxes	-4,048.1	-1.9	-3,337.1	-1.7
EARNINGS AFTER TAXES	9,498.7	4.4	9,229.1	4.6
Profits attributable to minority shareholders	-272.5	-0.1	-1,169.7	-0.6
EARNINGS FROM ORDINARY OPERATIONS	9,226.2	4.2	8,059.4	4.0
Extraordinary items	0.0	0.0	0.0	0.0
GROUP EARNINGS	9,226.2	4.2	8,059.4	4.0
Earnings per share (in €):	0.52		0.49	

Divisional results

in 1000 €	1st half year 2002 Turnover	EBIT	%	1st half year 2001 Turnover	EBIT	%
Aqua Ecolife Technologies	127,217	15,143	11.9	115,861	12,336	10.6
Aqua Systems Technologies	89,944	1,051	1.2	85,020	3,395	4.0
Fuel Cell Membrane Technologies	470	-759	x	661	-1,257	x
Aqua Finance	0	47	x	0	96	x
BWT Group	**217,631**	**15,482**	**7.1**	**201,542**	**14,570**	**7.2**

BWT shares

In common with other shares, the BWT shares which are quoted on the Vienna stock exchange, were affected by poor international stock market conditions. The share price decreased from €24.50 at the beginning of the year to €18.25 on 7 August 2002. The shares reached an intra-period high of €29.81 at the end of March and are currently at an interesting level for purchasers.

Outlook

BWT Group expects economic conditions to stabilise during the remainder of the current business year. This is expected to be coupled with increased industrial investment activities, particularly in the semiconductor industry which is important for the CHRIST Group. With this background, and based on the good order book, BWT - Best Water Technology - Group expects continued dynamic developments in turnover and earnings. The Executive Board will pay particular attention to further improvements in the cash flow.

Mondsee, August 2002

The Executive Board

Andreas Weißenbacher

Gerhard Speigner

Massimo Grassi

Karl Michael Millauer

Investor relations

As a quoted company, BWT AG endeavours to facilitate smooth and timely communications between management, analysts, investors, shareholders and members of the press. For this reason, BWT has set up a point of contact at its Mondsee headquarters:

Tel. ++43/6232/5011-DW 1110
++43/6232/5011-DW 1112
++43/6232/5011-DW 1130

E-Mail: andreas.weissenbacher@bwt.at
gerhard.speigner@bwt.at
helmut.lengauer@bwt.at

Up-to-date information is available any time on the BWT webside:

www.bwt.at

EBIT at €15.5 million, +6.3% compared to the previous year
Group earnings at €9.2 million, +14.5% to the previous year

EBIT (earnings from operating activities) increased year-on-year by +6.3% to €15.5 million. Continued pressure on margins in the industrial business, caused by poor investment activity, and the poor capacity utilisation at the British subsidiary Kennicott mentioned above, were the cause of EBIT, at €1.1 million, being below expectations in the business area AST. The business area AET was able to increase the EBIT margin from 10.6% in the previous year to 11.9% during the current year. In the FCMT business division, the negative EBIT of €1.3 million in the previous year, which was due to development costs, was reduced to €0.8 million.

The financial result improved slightly compared with the previous year. Increased interest charges due to the financing of the CHRIST acquisition were compensated for by the elimination of interest payments for the convertible bond. Earnings before taxes, at €13.5 million, increased by +7.8% compared to the previous year. Group earnings after minorities increased by 14.5% to €9.2 million, earnings per share grew by +5.9% to €0.52.

Divisional results (EBIT – in € million):

Business area	1st Half 2002	1st Half 2001	± %
Aqua Ecolife Technologies (AET)	15.143	12.336	+22.8 %
Aqua Systems Technologies (AST)	1.051	3.395	-69.0 %
Fuel Cell Membrane Technologies (FCMT)	-0.759	-1.257	x %
Aqua Finance (AFI)	0.047	0.096	-51.0 %
Total	**15.482**	**14.570**	**+6.3 %**

Cash flow from result: €16.6 million, +10.5% compared to the previous year

Cash flow from operating activities: €8.7 million (previous year: -€11.8 million)

Group equity: €117.1 million, representing 30.1% of the balance sheet total

During the 1st half year, the cash flow from result grew from €15.0 million by +10.5% to €16.6 million. Cash flow from operating activities improved due to better management of inventories and creditors, and amounted to €8.7 million compared with -€11.8 million last year. Receivables continued to be at a significant level at the end of June, largely due to the strong business activity. Equity increased from €111.2 million at 31. 12. 2001 to €117.1 million at the end of June 2002, despite the €3.7 million dividend distribution which took place in June. Equity represents 30.1% of the balance sheet total compared with 28.7% at the end of June 2001. Gearing as of 30. 6. 2002 decreased compared with the end of the previous year, from 101.8% to 95.7%

Investments amount to €3.1 million (previous year: €4.6 million)

Investments in fixed assets at BWT Group amounted to €3.1 million during the first half of 2002 and thus decreased by €1.5 million when compared to the previous year.

Number of employees as of 30. 6. 2002: 2,460

The number of employees in the group decreased by 51 when compared with 31. 12. 2001 and by 68 when compared with June 2001, and currently stands at 2,460. The reasons for the decrease in the number of employees lie in the restructuring measures carried out during the second half of the year 2001 and continued personnel reductions at Kennicott UK.

Group Balance Sheet

in 1000 €	as of 30. 06. 2002	as of 31.12. 2001
ASSETS		
Fixed assets	138,421.8	141,726.4
Inventories	54,390.0	57,129.3
Receivables	167,403.6	154,661.9
Cash and equivalent	18,536.8	19,529.9
Accruals	10,262.3	8,751.9
TOTAL ASSETS	**389,014.5**	**381,799.4**

in 1000 €	as of 30. 06. 2002	as of 31.12. 2001
LIABILITIES AND EQUITY		
Equity	117,111.3	111,178.0
Shares owned by third parties	892.2	1,132.5
Provisions	64,587.9	62,285.0
Liabilities	203,855.7	204,754.2
Accruals	2,567.4	2,449.7
TOTAL EQUITY AND LIABILITIES	**389,014.5**	**381,799.4**

Group Cash Flow

in 1000 €	1st half year 2002	1st half year 2001
Cash and equivalent as of 1.1.	19,529.9	24,987.9
Cash flow from result	16,617.6	15,038.0
Changes in working capital	-7,900.5	-26,830.5
Cash flow from opertions	8,717.1	-11,792.5
Cash flow investments activities	-2,809.2	-4,641.6
Cash flow from financing activities	-6,692.5	14,383.8
Other (variations in exchange rates etc.)	-208.5	24.1
Cash and equivalent as of 30.6.	18,536.8	22,961.7

Development of Group equity

in 1000 €	Subscribed Capital	Capital Reserve	Revenue reserve	Difference arising from Currency Conversation	Total
Position as of 31. 12. 2001	**17,833.5**	**17,095.8**	**75,338.4**	**910.3**	**111,178.0**
Group result	0.0	0.0	9,226.2	0.0	9,226,2
Dividend distribution	0.0	0.0	-3,703.3	0.0	-3,703.3
Currency conversion	0.0	0.0	0.0	-208.5	-208.5
Receivables from minorities	0.0	0.0	618.9	0.0	618.9
Position as of 30. 6. 2002	**17,833.5**	**17,095.8**	**81,480.2**	**701.8**	**117,111.3**

Position as of 31. 12. 2000	**16,500.0**	**17,460.2**	**63,604.8**	**312.2**	**97,877.2**
Group result	0.0	0.0	8,059.4	0.0	8,059.4
Dividend distribution	0.0	0.0	-3,630.0	0.0	-3,630.0
Currency conversion	0.0	0.0	0.0	24.1	24.1
Receivables from minorities	0.0	0.0	89.9	0.0	89.9
Position as of 30. 6. 2001	**16,500.0**	**17,460.2**	**68,124.1**	**336.3**	**102,420.6**